February 21, 2024

VIA EDGAR

Jennifer Gowetski

Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549

Re:	Freight Technologies, Inc. Amendment No.1 to Form 20-F for the Fiscal Year Ended December 31, 2022 File No. 001-38172

Dear Ms. Gowetski,

On behalf of our client, Freight Technologies, Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 29, 2023.

For the ease of review, the Staff’s comments are repeated below and are followed by the Company’s responses.

* * *

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 1

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response:

The Company did not review any additional materials other than previously described nor did it rely upon any legal opinions or third party certifications such as affidavits as to the basis of its submission.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response:

The Company had each of the members of its board or the boards of its consolidated foreign operating entities complete a Director and Officer Questionnaire (the “Questionnaire”) which, among other things, required disclosure of the person’s citizenship, current and prior membership of organizations and provision of a copy of the individual’s passport. Based on the completed Questionnaires, it was determined that its board members, as of August 23, 2023, namely, Javier Selgas, Nicholas H. Adler, William Samuels and Marc Urbach were not and have never been citizens of the People’s Republic of China and accordingly, they had no prior or current memberships on, or affiliations with, committees of the Chinese Communist Party. The Company did not rely on third party certifications such as affidavits as the basis for its disclosure.

3.		We note that the disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “our company.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

	●	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

	●	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Response:

The Company was previously involved in providing financial advisory services in the People’s Republic of China. However, on February 14, 2022 it consummated a merger with its current operating entities and since March 30, 2022, when it sold its wholly-owned Hong Kong subsidiary, Hongkong Internet Financial Services Limited (“HKIFS”), which held and operated its financial advisory business, in its entirety to a private investor, the Company is no longer in the financial advisory business and no longer have any presence or holdings outside of North America.

Instead, the Company is now, through its wholly-owned subsidiary, Freight App, Inc. (formerly known as “Freight Hub, Inc.” and hereinafter referred to as “Fr8App”) and Fr8App’s wholly-owned Mexico subsidiary, Freight App de México, S.A De C.V. (“Freight App Mexico”) involved in the freight management business. Fr8App and Freight App Mexico are the Company’s only consolidated operating entities.

Subsidiary	Place of Incorporation	Percentage Ownership	Percentage Ownership By Foreign Governmental Entities
Freight App, Inc.	Delaware	100%	0%
Freight App de México, S.A De C.V.	Mexico	100% (indirectly through Fr8App)	0%

4.	We note your disclosure pursuant to Item 16I(b)(3) addresses ownership or control by governmental entities in “China.” However, we note your definition of “China” on page 2 of your Annual Report on Form 20-F filed on April 21, 2023 distinguishes between mainland China and Hong Kong. Please supplementally tell us the ownership or control by governmental entities in Hong Kong as well as in China.

Response:

There is no ownership or control of the Company and its subsidiaries by governmental entities in either Hong Kong or China.

5.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response:

The Company confirms that its articles and the articles of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

If you have any questions regarding the above responses, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srfc.law.

Very truly yours,

SICHENZIA ROSS FERENCE CARMEL LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

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